AMALGAMATED NEBULOUS, LLC

Financial Statements

June 30, 2024



AMALGAMATED NEBULOUS, LLC
Table of Contents
June 30, 2024



INDEPENDENT AUDITORS' REPORT

To the Member of

Amalgamated Nebulous, LLC

Opinion

We have audited the accompanying financial statements of Amalgamated Nebulous, LLC (an Arizona corporation), which comprise the balance sheet as of June 30, 2024, and the related statements of operations and member's equity, and cash flows for the period from inception (May 17, 2024) to June 30, 2024, and the related notes to the financial statements.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Amalgamated Nebulous, LLC as of June 30, 2024, and the results of its operations and its cash flows for the period from inception (May 17, 2024) to June 30, 2024, in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of Amalgamated Nebulous, LLC and to meet our other ethical responsibilities in accordance with the relevant ethical requirements relating to our audit. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about Amalgamated Nebulous, LLC 's ability to continue as a going concern within one year after the date that the financial statements are available to be issued.

Auditor's Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with generally accepted auditing standards will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.

In performing an audit in accordance with generally accepted auditing standards, we:

- Exercise professional judgment and maintain professional skepticism throughout the audit.

- Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.

- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of Amalgamated Nebulous, LLC's internal control. Accordingly, no such opinion is expressed.

- Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.

- Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about Amalgamated Nebulous, LLC 's ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control related matters that we identified during the audit.

Metz CPA PLLC

Phoenix, Arizona
October 17, 2024

AMALGAMATED NEBULOUS, LLC
Balance Sheet
June 30, 2024

Assets

Current Assets

Due from member	$	25,000
Total Current Assets		25,000
Property and Equipment		289,820
Total Assets	$	314,820

Member's Equity

Member's Equity		314,820
Total Member's Equity	$	314,820

See accompanying notes to financial statements.

AMALGAMATED NEBULOUS, LLC
Statement of Operations and Member's Equity
For the Period from Inception (May 17, 2024) to June 30, 2024

General and Administrative Expenses		
Legal expenses	$	3,775
Automobile expenses		775
Professional fees		749
Total General and Administrative Expenses		5,299
Net Loss		(5,299)
Member's Equity at Beginning of Period		-
Contributions from Member		320,119
Member's Equity at End of Period	$	314,820

AMALGAMATED NEBULOUS, LLC
Statement of Cash Flows
For the Period from Inception (May 17, 2024) to June 30, 2024

Cash Flows from Operating Activities		
Net loss	$	(5,299)
Net Cash Used in Operating Activities		(5,299)
Cash Flows from Investing Activities		
Purchase of property and equipment		(289,820)
Due from member		(25,000)
Net Cash Used in Investing Activities		(314,820)
Cash Flows from Financing Activities		
Contributions from member		320,119
Net Cash Provided by Financing Activities		320,119
Net Movement in Cash and Cash Equivalents		-
Cash and Cash Equivalents, Beginning of Period		-
Cash and Cash Equivalents, End of Period	$	-

See accompanying notes to financial statements.

NOTE A – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

This summary of significant accounting policies of Amalgamated Nebulous, LLC ("Company") is presented to assist in understanding the Company's financial statements. The financial statements and notes are representations of the Company's management who is responsible for their integrity and objectivity. These accounting policies conform to generally accepted accounting principles (GAAP) and have been consistently applied in the preparation of the financial statements.

Nature of Operations – The Company was incorporated on May 17, 2024 in the State of Arizona. The Company's primary business is the rental of vehicles.

Basis of Accounting – The financial statements of the Company are prepared on the accrual basis of accounting.

Basis of Presentation – The accompanying financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America (GAAP).

Use of Estimates – The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and revenue and expenses during the period reported. Actual results could differ from those estimates.

Cash and Cash Equivalents – For purposes of reporting cash flows, the Company considers all cash accounts and highly liquid debt instruments purchased with original maturity of three months or less to be cash or cash equivalents.

Property and Equipment – Property and equipment are stated at cost, less accumulated depreciation. Depreciation is provided in amounts sufficient to relate the cost of depreciable assets to operations over their estimated service lives using the straight-line method.

Impairment of Long-Lived Assets – The Company reviews long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell. Management does not believe impairment indicators are present.

Income Taxes – The Company is taxed as a single-member, LLC under the Internal Revenue Code and applicable state statues. In lieu of income taxes, the member is taxed on the Company's taxable income. Therefore, no provision or liability for income taxes has been included in the financial statements.

NOTE B – PROPERTY AND EQUIPMENT

Property and equipment consists of the following:

	Amount	Useful life (years)
Property and equipment, at cost		
Vehicles	$289,820	4

No depreciation for the period ended June 30, 2024 was recognized as the vehicles were not put into service as of June 30, 2024.

NOTE C – RELATED PARTY TRANSACTIONS

During the period from inception (May 17, 2024) to June 30, 2024, the Company allocated $25,000 of the member's contributions to cover start-up costs. The amount due from the member is non-interest bearing and has no fixed repayment terms.

NOTE D – INCOME TAX STATUS

The Company has elected tax treatment as a single member, LLC under the applicable section of the Internal Revenue Code (IRC). The member is taxed on the Company's taxable income.

The Company follows accounting standards for uncertainty in income taxes, which require that tax positions initially need to be recognized in the financial statements when it is more likely-than-not that the positions will not be sustained upon examination by the tax authorities. As of June 30, 2024, the Company had no uncertain tax positions that qualify for either recognition or disclosure in the financial statements.

NOTE E – SUBSEQUENT EVENTS

Subsequent events have been evaluated through October 17, 2024, which is the date the financial statements were available to be issued.



Arizona

950 W. Indian School Rd
Phoenix, AZ 85013

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3804 W Vliet St
Milwaukee, WI 53208

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175 Varick St.
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